Confidential Treatment Requested by Royal Caribbean Cruises Ltd.	Page 1

Royal Caribbean Cruises Ltd.

1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

August 16, 2011

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

CC:        Theresa Messinese
Doug Jones

RE:        Royal Caribbean Cruises Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-11884

Dear Mr. Shenk:

In accordance with the verbal request of the staff (the “Staff”) of the Division of Corporation Finance on July 25, 2011, Royal Caribbean Cruises Ltd. (the “Company”) hereby provides certain additional information as a supplement to the Company’s response letter dated July 8, 2011 (the “July 8th Response Letter) to the Staff comment letter dated June 3, 2011 in reference to the above referenced filing.

Confidential Treatment

Because of the commercially sensitive nature of certain portions of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential

Royal Caribbean International
Celebrity Cruises

Confidential Treatment Requested by Royal Caribbean Cruises Ltd.	Page 2

treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operation.

Requested Information

We have included below for the consolidated Company and each of Royal Caribbean International (“RCI”), Celebrity Cruises (“CEL”), Pullmantur (“PUL”) and Azamara Club Cruises (“AZM”) information regarding:

•	Total Revenues
•	Total Operating Expenses
•	Operating Income
•	Operating Margin %
•	Net Yields
•	Total Revenues/Passenger Cruise Days (“PCD”)**

for each of the years ended 2008, 2009, 2010, as well as the forecasted amounts for the full year 2011 (in thousands, except Operating Margin %, Net Yields and Total Revenues/PCD). For each metric, we have also included the historical average for the three year period ended December 31, 2010. In addition, consistent with the analysis included in our July 8th Response Letter, the metrics below do not include Royal Celebrity Tours and PUL’s tour and air business. Please refer to the July 8th Response Letter for further details.

** We have provided Total Revenues/PCD as it represents our metric for average sales price.

Royal Caribbean Cruises, Ltd. (“RCL”)				Average for the Three Year Period
	2008	2009	2010	Ended December 31, 2010	2011 Forecast
Total Revenues	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Operating Expenses	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Income	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Margin %	[*]%	[*]%	[*]%	[*]%	[*]%
Net Yields	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Revenues/PCD	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]

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Royal Caribbean International (“RCI”)				Average for the Three Year Period
	2008	2009	2010	Ended December 31, 2010	2011 Forecast
Total Revenues	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Operating Expenses	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Income	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Margin %	[*]%	[*]%	[*]%	[*]%	[*]%
Net Yields	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Revenues/PCD	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]

Celebrity Cruises (“CEL”)				Average for the Three Year Period
	2008	2009	2010	Ended December 31, 2010	2011 Forecast
Total Revenues	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Operating Expenses	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Income	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Margin %	[*]%	[*]%	[*]%	[*]%	[*]%
Net Yields	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Revenues/PCD	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]

Pullmantur (“PUL”)				Average for the Three Year Period
	2008	2009	2010	Ended December 31, 2010	2011 Forecast
Total Revenues	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Operating Expenses	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Loss	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Margin %	[*]%	[*]%	[*]%	[*]%	[*]%
Net Yields	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Revenues/PCD	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]

Azamara Club Cruises (“AZM”)				Average for the Three Year Period
	2008	2009	2010	Ended December 31, 2010	2011 Forecast
Total Revenues	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Operating Expenses	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Loss	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Operating Margin %	[*]%	[*]%	[*]%	[*]%	[*]%

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Net Yields	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]
Total Revenues/PCD	$ [*]	$ [*]	$ [*]	$ [*]	$ [*]

Consistent with the July 8th Response Letter, we have set forth below a comparison of each of our brands’ average metrics included on a brand-by-brand basis above to the Company’s consolidated results for the same periods based on a four year average for the years ended 2008, 2009, 2010 and the forecasted amounts for the full year 2011.

Metric	Average RCL Consolidated $ Amount
Total Revenues	$ [*]
Total Operating Expenses	$ [*]
Operating Income	$ [*]
Operating Margin %	[*]%
Net Yields	$ [*]
Total Revenues/PCD	$ [*]

Metric	Average RCI $ Amount	RCI Variance
Total Revenues	$ [*]	[*]%
Total Operating Expenses	$ [*]	[*]%
Operating Income	$ [*]	[*]%
Operating Margin %	[*]%	[*]%
Net Yields	$ [*]	[*]%
Total Revenues/PCD	$ [*]	[*]%

Metric	Average CEL $ Amount	CEL Variance
Total Revenues	$ [*]	[*]%
Total Operating Expenses	$ [*]	[*]%
Operating Income	$ [*]	[*]%
Operating Margin %	[*]%	[*]%
Net Yields	$ [*]	[*]%
Total Revenues/PCD	$ [*]	[*]%

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Metric	Average PUL $ Amount	PUL Variance
Total Revenues	$ [*]	[*]%
Total Operating Expenses	$ [*]	[*]%
Operating Income	$ [*]	[*]%
Operating Margin %	[*]%	[*]%
Net Yields	$ [*]	[*]%
Total Revenues/PCD	$ [*]	[*]%

Metric	Average AZM $ Amount	AZM Variance
Total Revenues	$ [*]	[*]%
Total Operating Expenses	$ [*]	[*]%
Operating Income	$ [*]	[*]%
Operating Margin %	[*]%	[*]%
Net Yields	$ [*]	[*]%
Total Revenues/PCD	$ [*]	[*]%

Total Revenues and Total Operating Expenses

We note that the variances in total revenues and total operating expenses shown above are primarily driven by each brand’s respective fleet size.  We currently operate 40 ships across all of our brands. Of this amount, RCI operates 22 ships, CEL operates 10 ships, PUL directly operates five ships and indirectly operates one ship through CDF Croisieres de France, and AZM operates two ships.  The varying sizes of each brand’s respective fleet along with periodic changes in capacity primarily due to drydocks does not allow for meaningful comparisons of total revenues and expenses across our brands. We do note, however, that the trend in total revenues and total operating expenses is similar across our brands. For example, each of our brands’ has experienced average revenue growth from 2008 through 2011 of approximately [*]% to [*]% and increases in total operating expenses of approximately [*]% to [*]% for the same periods.  We have summarized these trends in the table below as follows:

	Total Revenues Average % Increase	Total Operating Expenses % Increase
RCL	[*]%	[*]%
RCI	[*]%	[*]%
CEL	[*]%	[*]%
PUL	[*]%	[*]%
AZM	[*]%	[*]%

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In the July 8th Response Letter, we compared each of our brand’s results utilizing the Net Yields, Net Cruise Costs per APCD and Net Cruise Costs per APCD excluding fuel (collectively, the “Key Performance Indicators”).  Net Yields represent Net Revenues per APCD. These Key Performance Indicators represent the primary measures utilized by our CODM in managing our business on a day-to-day basis and to make resource allocation decisions. In addition, these Key Performance Indicators allow us to separate the impact that capacity has on our revenues and operating expenses. We believe Net Yields is the most relevant measure of our pricing performance because it reflects the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses and onboard and other expenses (collectively, the “Significant Variable Costs”). Net Cruise Costs and Net Cruise Costs excluding fuel represent total operating expenses excluding the Significant Variable Costs while including marketing, selling and administrative expenses and excluding fuel in the case of Net Cruise Costs excluding fuel. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs and Net Cruise Costs excluding fuel to be the most relevant measures of our performance.

In order to facilitate the Staff’s review, we have included the following reconciliation for 2010 of Total Revenues to Net Yields and Total Operating Expenses to Net Cruise Costs per APCD as disclosed in our 2010 Form 10-K:

2010

Passenger ticket revenues	$4,908,644
Onboard and other revenues	1,843,860
Total revenues	6,752,504
Less:
Commissions, transportation and other	1,175,522
Onboard and other	480,564
Net revenues	$5,096,418

APCD	30,911,073
Gross Yields	$218.45
Net Yields	$164.87

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2010

Total cruise operating expenses	$4,458,076
Marketing, selling and administrative expenses	848,079
Gross Cruise Costs	5,306,155
Less:
Commissions, transportation and other	1,175,522
Onboard and other	480,564
Net Cruise Costs	$3,650,069

APCD	30,911,073
Gross Cruise Costs per APCD	$171.66
Net Cruise Costs per APCD	$118.08

As discussed above, we believe Net Yields is the most relevant measure of our pricing performance and Net Cruise Costs per APCD and Net Cruise Costs per APCD excluding fuel are the most relevant indicators of our cost performance.  We note that each of our brands’ Significant Variable Costs vary consistently across all our brands based on factors, including but not limited to cruise pricing, onboard activity and itineraries. For example, each of our brands incurs similar commission expenses, ranging from approximately [*]% to [*]% of the brands’ respective passenger ticket revenue.  Further, each of our brands offer comparable amenities onboard our ships which results in similar onboard expenses which range from [*]% to [*]% of the brands’ respective total revenues.  Therefore, not including these variable costs in our analyses is appropriate when comparing brand results.

Operating Income (Loss) and Operating Margin %

The differences between operating income (loss) and operating margin percentage are attributable to the differences in Net Yields and Net Cruise Costs per APCD discussed in the July 8th Response Letter.  We note that the operating margin percentage for a given operating segment will vary from time to time based on factors such as economic conditions, acquisitions, product launches and asset allocation decisions.  For example, the recent global economic recession has significantly impacted PUL’s recent operating results while brand allocation decisions such as the deployment of less fuel efficient ships has negatively impacted [*] operating results.  Further, the more recent launch of AZM as a start-up brand will cause its results to vary as compared to our other brands as it is not as established as our other brands.  However, our expectation is that the operating margin percentages will become more similar across all of our brands in future periods.

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Net Yields and Total Revenues per APD

We believe the explanation for the differences in Total Revenues per APD are also consistent with the variance explanations for Net Yields discussed in detail in the July 8th Comment Letter. In addition, we note that the trend of both Total Revenues per APD and Net Yields is similar across all of our brands. Also, Total Revenues per APD are materially similar among RCI, CEL and PUL during the four-year period.

Objective and Basic Principles

Finally, we believe our brands share similar economic characteristics, sell similar products and services, share similar production processes and customers, utilize similar methods to distribute products and services and are subject to similar regulation.  We aggregate our operating segments which include RCI, CEL, AZM, and PUL as a single reportable segment based on the objective and basic principles of ASC 280 which is to provide users of financial statements with sufficient information about an entity’s financial performance to make more informed judgments about the financial condition of the enterprise as a whole.

*************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the information presented above, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice
Brian J. Rice
Executive Vice President and
Chief Financial Officer